Exhibit (a)(1)(vi)
[Cushing Funds Letterhead]
August 17, 2016

[UNITHOLDER NAME]
[UNITHOLDER ADDRESS]
 [UNITHOLDER ADDRESS]
Dear [UNITHOLDER NAME]:
The Cushing® MLP Infrastructure Fund I (the “Fund”) has received your tender for all of your Common Units of the Fund and accepted your tendered Common Units for purchase.
 In exchange for the purchased Common Units you have been issued a Repurchase Instrument. The Repurchase Instrument reflects the Fund’s agreement to pay to you the Payment Amount, equal to the NAV, determined as of September 30, 2016 (the “Valuation Date”), of the repurchased Common Units. The amount payable pursuant to the Repurchase Instrument will be based on the unaudited net asset value of the Common Units as of the Valuation Date, or the applicable valuation date if the tender offer is extended, in accordance with the terms of the tender offer.  A cash payment of the Payment Amount will be sent to you by check or wire transfer to the account designated by you in your Letter of Transmittal.
The Repurchase Instrument will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”), the Fund’s administrator, as escrow agent, on your behalf. A copy of the Repurchase Instrument may be requested by e-mail at investorservices@usbank.com or by calling U.S. Bank at (877) 653-1415 and, upon request, will be mailed to you to the address maintained in the books and records of the Fund.
Thank you for your investment in the Fund.  Should you have any questions, please feel free to contact U.S. Bank by e-mail at investorservices@usbank.com or by calling (877) 653-1415

Sincerely,
/s/ Jerry V. Swank